June 23, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	H. Roger Schwall Assistant Director Division of Corporate Finance

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Response Letter Dated April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008 File No. 1-4300
Ladies and Gentlemen:
This letter responds to the staff’s comment letter dated May 27, 2008, regarding Apache Corporation’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008, and Form 10-Q for the quarter ended March 31, 2008, filed May 12, 2008 (File No. 1-4300). For clarity we have included the question or comment followed by our response. Apache’s responses to the staff’s comments are set forth below:
Form 10-K for the Fiscal Year Ended December 31, 2007
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 40
1.	We have considered your response to our prior comment number one in our letter of March 31, 2008 and your disclosures under Item 7.A and in footnote three of your financial statements. Tell us the facts and circumstances you considered in order to conclude you do not reasonably expect your hedging activities to have a material favorable or unfavorable impact on your revenues or income from continuing operations in future periods.

Securities and Exchange Commission
June 23, 2008

Response:
In assessing materiality, we consider the historical impact and the potential impact our derivatives will have on the future reporting periods in which the associated production and revenues occur. During 2007, 2006 and 2005, derivatives reduced our oil and gas production revenues by 0.3%, 1.7% and 1.7%, respectively. At year-end 2007 our open derivative positions covered future production periods through 2013. We projected that derivatives would impact revenues by 2% in 2008, 1% in 2009 and by less than 1% in 2010, 2011, 2012 and 2013. These are the facts and circumstances we considered in order to conclude that our hedging activities were unlikely to have a material favorable or unfavorable impact in future periods.
Engineering Comments
Business and Properties, page 1
International, page 2
1.	We have reviewed your response to prior comment seven. We do not agree that your clarification is appropriate. We do not believe cumulative production should be included as it is no longer reserves unless you clearly describe it as production recovered to date. Please tell us what your net reserves are for this project. If they are materially different from the volume reported please revise your document.
Response:
We understand your directive regarding cumulative production and we will not include any such disclosure in future filings unless we clearly describe it as production recovered to date.
We disclosed gross reserves to describe the magnitude of the Qasr field discovery which is subject to a production sharing agreement in Egypt. Our ownership derived from production sharing agreements is contractually determined at a concession level. As a result, net proved reserves cannot be separately determined for a single field within a concession area. Qasr is one of several fields located in the Khalda concession area and is subject to concession-wide economics regarding entitlements by party. The Qasr field is represented within the overall Khalda concession, the net reserves of which have been calculated in accordance with the terms of the governing production sharing agreement. The concession area reserves are in compliance with Rule 4-10 (a) of Regulation S-X and are included in the required disclosures of our total net proved reserves in Egypt as presented in our Supplemental Oil and Gas Disclosures on page F-46 of Form 10-K. As such, we respectfully propose to exclude any disclosure of gross reserves in future filings unless we can also present the corresponding net amount.

Securities and Exchange Commission
June 23, 2008

Risk Factors, page 13
International Operations have uncertain political, economic and other risks, page 15
2.	We have reviewed your response to prior comment nine. We do not agree that the last paragraph of your proposed language is appropriate as it is still mitigating in nature. This should be included elsewhere in the document such as MD&A. Please revise your document as necessary
Response:
We consider this information to be useful to the reader and not misleading because we state that even though we have insurance, significant risk remains that we could be adversely impacted if an event is not covered by our policies or exceeds our coverage. However, in response to your comment, we respectfully propose to remove such mitigating language from the Risk Factors section in future filings.
We have limited control over the activities on properties we do not operate, page 16
3.	We have reviewed your response to prior comment ten. Since you operate approximately 92.5% of your reserves, it does not appear that this is a material risk to the company. Please remove it from future filings or if you believe this is a material risk please revise your document to include the specific information that makes this a material risk to the company.
Response:
We concur with your opinion and will remove this risk factor from all future filings.
Costs incurred related to environmental matter, page 17
4.	We have reviewed your response to prior comment 11. We do not agree that the second to last paragraph, the bullet points or the first sentence of the last paragraph are appropriate as they are mitigating in nature. Please revise your document to remove the mitigating language from this risk factor.
Response:
We consider this information to be useful to the reader and not misleading because we state that significant risk remains despite steps we have taken to comply with environmental regulations or because our environmental protection policies may not be sufficient. However, in response to your comment, we respectfully propose to remove such mitigating language from the Risk Factors section in future filings.

Securities and Exchange Commission
June 23, 2008

Oil and Gas Reserve Information, page F-45
5.	Please revise the document to include the fact that a reserve audit is not the same as a financial audit and a reserve audit is less rigorous in nature than an independent reserve report where the independent reserve engineer determines the reserves on their own.
Response:
We have provided disclosure on page F-45 of Form 10-K regarding the role of Ryder Scott, including confirmation that their work conforms to the ‘Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information’ approved by the Society of Petroleum Engineers. However, in response to your comment, we respectfully propose to add the following sentence in future filings to the end of the second paragraph on page F-45:
“A reserve audit is not the same as a financial audit and is less rigorous in nature than an independent reserve report where the independent reserve engineer determines the reserves on their own.”
6.	We note that immediately following the reserve table you include a qualifier that at least 20 percent of your reserves are less certain than your proved producing reserves. As Rule 4-10(a) of Regulation S-X requires all proved reserves to be reasonably certain of being recovered, it does not appear that it is appropriate to qualify these reserves as being less certain than proved producing reserves, while still maintaining a proved status for them. Please tell us if Ryder Scott characterized these as less certain than proved producing reserves in their audit report and if so, why they still represent proved reserves if they no longer are reasonably certain of being recovered. If they did not characterize these as being less certain, then please tell us why you believe it is appropriate to add this qualifier to reserves that you apparently also believe meet the definition of proved reserves that are reasonably certain to be recovered.
Response:
Ryder Scott does not characterize these reserves as less certain than proved producing reserves. We included the referenced qualifier in our disclosure in response to prior comments from the staff that requested us to provide the reader with notification that proved developed non-producing reserves are considered by some to be a lower tier than proved developed producing reserves. For your convenience, we have attached Question 38 of the SEC comment letter to Apache dated August 22, 2003.
We respectfully request that in future filings we modify our statement to read:
“These reserves are considered by some to be a lower tier of reserves than proved developed producing reserves because they are frequently based on volumetric calculations rather than performance data.”

Securities and Exchange Commission
June 23, 2008

Questions 7 and 8:
Given the confidential nature of this information, we will respond to your questions 7 and 8 under separate cover to James Murphy and request confidential treatment pursuant to Rule 12b-4 of the Securities Exchange Act of 1934. Questions 7 and 8 were generated from information and data that we previously submitted to the staff with confidential treatment, therefore, we respectfully request that these questions be redacted before the letter is made public.
In connection with the above responses to the staff’s comments, Apache acknowledges that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	Apache may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 296-6106.
Respectfully,

APACHE CORPORATION
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial Officer

The following is an excerpt from the SEC’s comment letter to Apache dated August 22, 2003:
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405
August 22, 2003
via facsimile and U.S. mail
Mr. G. Steven Farris Chief
Executive Officer
Apache Corporation
One Oak Post Oak Central
2000 Post Oak Blvd, Suite 100
Houston, Texas 77056-4400

Re:	Apache Corporation Form S-4 filed May 23, 2003 File No. 333-105536 Form 10-K filed March 25, 2003 File No. 1-4300
Engineering Comments:
38.	Regarding engineering response number 7, behind pipe and other non-producing reserves are considered a lower tier of reserves than proved producing reserves by the industry and knowledgeable investors. Some of the reasons for this are as follows:
•	the reserve volumes are more uncertain because they are based on volumetric calculations rather than performance data.

•	additional capital will usually have to be spent to recomplete into the zones behind pipe. This could include expensive frac jobs. There is a risk that the recompletion will be unsuccessful.

•	the monetization of these reserves will be farther into the future, sometimes not for many years, as opposed to providing current revenues as do proved producing reserves.

•	most lending institutions will only lend on proved producing reserves.
In your case, with over 19% of your total reserves classified proved but not producing, it is material so this should be disclosed to investors. Please amend your documents to include this disclosure and risk factor.